Exhibit 99.1

Westport Reports Third Quarter Financial Results
~Company reports 61% Increase in Year Over Year Revenue~

VANCOUVER, BC – February 11, 2009. Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the third quarter of fiscal 2009 ended December 31, 2008, and provided an update on operations. All figures are in Canadian dollars based on Canadian GAAP unless otherwise stated.

“Despite challenging market conditions for trucks and buses in North America in 2008 we have seen strong growth for our natural gas engines in bus and truck applications,” said David Demers, Westport’s CEO. “Although 2009 offers significant challenges, we are confident that there are excellent opportunities for continued growth in our business.”

“Cummins Westport (CWI) has long been the foundation for our consolidated revenue performance and CWI finished their fiscal year ending December 31, 2008 with another record performance, with revenue in US dollars up 40% over 2007, which was in turn up 46% over 2006. We believe CWI’s business will continue to grow through 2009, although there is no doubt much more uncertainty in markets at this time. Nevertheless with strong global interest in environmental improvement, energy security and independence from oil price volatility, and emerging consensus on climate change, large potential growth opportunities  also exist across all our lines of business.”

“We launched our heavy-duty 15 litre engine only a year ago, and revenue this quarter for that program was over $5 million. Since announcing last year that Kenworth would be our initial truck partner, we have worked diligently to prepare for volume shipments and factory production for fleet operations serving the Ports in Los Angeles and Long Beach.  We are building capacity to meet the requirements of the Ports’ Clean Truck Program in 2009 and beyond.”

Third Quarter Financial and Business Highlights

•	Reported consolidated revenues of $31.1 million for the quarter ended December 31st compared to $19.3 million for the same period last year, an increase of 61%.
•	Reported consolidated revenues of $95.6 million and $56.2 million for the nine months ended December 31, 2008 and 2007 respectively, an increase of 70%.
•
Reported net loss of $8.9 million ($0.28 loss per share) for the quarter ending December 31, 2008 compared to a net income of $7.4 million ($0.28 earnings per share) for the same period last year. Excluding a $9.4 million gain in sale of investments in the three months ended December 31, 2007, net loss was $2.0 million.

•
Reported a net loss of $11.7 million ($0.39 loss per share) compared to $2.2 million ($0.09 loss per share) for the nine months ended December 31, 2008 and 2007, respectively. Included in the nine months ended December 31, 2008 and 2007 are pre-tax gains from the sale of investments of $14.5 million and $10.1 million, respectively.

•	Reported a cash and short term investments balance as at December 31, 2008 of $88.8 million compared to $22.8 million as at March 31, 2008.
•	Cummins Westport announced an order for 260 natural gas engines from North American Bus Industries (NABI).
•
Cummins Westport and Cummins India Ltd. announced an order for 3,125 natural gas engines for the Delhi Transport Corporation (DTC). The DTC order is the largest natural gas engine order in CWI history.

•	Delivered 56 Heavy Duty LNG systems and reported $5.3 million in heavy duty business revenue in comparison to $0.6 million in the prior year when 3 LNG systems were shipped.

•	Peterbilt announced availability of three factory-installed LNG truck configurations through strategic partnership with Westport.
•
Signed a development agreement with PACCAR Australia to begin factory-installed production in mid-2009 beginning with the T908, K108 and T408SAR truck chassis and roll out across additional models into the future.

Third Quarter Fiscal Year 2009 Financial Results in Detail

Westport’s consolidated revenue for the three months ended December 31, 2008 grew 61% to $31.1 million from $19.3 million in the same quarter in the prior year primarily because of higher shipments of LNG systems, the effects of exchange rate, and higher parts revenue. CWI revenue was $25.8 million on 768 units shipped, up 38% from $18.7 million on 798 units shipped in the same period last year. In US$ terms, CWI revenue increased by 12% over the same period last year.  For the nine months ended December 31, 2008 and 2007 respectively, consolidated revenue was $95.6 million and $56.2 million, respectively, an increase of 70% (62% in US$ terms). CWI revenues were up $31.9 million, or 61%, to $84.2 million and 3,236 units shipped from $52.3 million and 2,165 units shipped in the previous year. Non-CWI revenues for the nine months ended December 31, 2008 were $11.4 million on 126 units shipped compared to $3.9 million on 36 units shipped in the same period last year.

Net loss for the three months ended December 31, 2008, was $8.9 million, or $0.28 per share, which compares to net income of $7.4 million, or $0.28 per share, in the three months ended December 31, 2007.  Excluding a $9.4 million gain in sale of investments in the three months ended December 31, 2007, net loss was $2.0 million. Our 50% share of CWI decreased from $4.4 million to $0.1 million with our 50% share of pre-tax income down $1.6 million and our 50% share of future income tax recoveries contributing $2.7 million less in the third quarter of fiscal 2009 compared to fiscal 2008.  The decrease in CWI’s pre-tax income was primarily the result of a $2.4 million warranty adjustment taken in the period resulting in lower gross margins.  In general, engines experience higher warranty claims upon launch and lower claims at the end of their product lives as launch defects are corrected and fixes implemented.  CWI’s policy is to take a higher warranty accrual upon launch and adjust it with field experience.  Warranty has and will fluctuate quarter to quarter. Non-CWI operating expenses increased by $2.3 million primarily because of increased spending associated with commercial activities but were offset by $1.3 million in incremental gross margins from the sale of LNG systems.

For the nine months ended December 31, 2008 and 2007, net loss was $11.7 million, or $0.39 per share, and $2.2 million, or $0.09 per share, respectively, with gains from sale of investments of $14.5 million and $10.1 million, respectively. Our 50% share of CWI decreased by $3.1 million primarily because of a $7.8 million change in taxes (our 50% share = $3.9 million) resulting from CWI having recognized its remaining future income tax benefit in Q308.  Pre-tax, our share of CWI has increased by $0.8 million.  CWI’s gross margins on a year to date basis are 25%, down from 33%, with additional warranty accruals associated primarily with the L Gas and ISL G engines taken in the year.

Westport’s cash and cash equivalents balance as at December 31, 2008 was $88.8 million compared to $22.8 million as at March 31, 2008.  In the nine months ended December 31, 2008, Westport raised approximately $52.4 million in net proceeds from its Nasdaq initial public offering, $14.0 million in net proceeds from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy Fuels Corp. Cash used in operations and for capital expenditures was $8.3 million, with $5.5 million in capital expenditures associated primarily with the establishment of our assembly centre and expansion of office facilities.

Cummins Westport Inc. (CWI) Business Unit Highlights

During the quarter, CWI announced orders for over 3,300 natural gas engines. In October, CWI and

Cummins India Limited announced an order for 3,125 natural gas engines, the largest order in CWI history, for Delhi Transport Corporation. The 230 horsepower B Gas Plus engines are powered by compressed natural gas (CNG) and manufactured by CIL.  CWI enjoyed further success announcing that North American Bus Industries, Inc. (NABI) had ordered 260 CNG CWI ISL G engines for CompoBus buses.

Westport Global Heavy Duty Business Unit Highlights

Westport’s heavy-duty business rolls ahead adding 56 LNG systems shipped in the quarter, bringing the year to date total to 126. Revenues for heavy-duty for the quarter ended December 31, 2008 were $5.3 million on 56 LNG systems shipped compared to $0.6 million in the prior year when 3 LNG systems were shipped.

Adding to the list of factory producers of LNG trucks, Peterbilt trucks and Westport announced an agreement to offer three new LNG configurations on Peterbilt Models 387, 386 and 367 in 2009. Late in the third quarter, PACCAR Australia Pty Ltd. (PACCAR), announced that the companies will develop and commercialise LNG Kenworth trucks for the Australian market. Australia’s Kenworth Trucks, a division of PACCAR, plan to begin factory-installed production in mid-2009 beginning with the T908, K108 and T408SAR truck chassis and roll out across additional models into the future.

“The LNG trucks are running well and have provided TTSI with a competitive advantage as a green fleet of delivering goods on a clean, domestically available fuel,” said Vic LaRosa, President of Total Transportation Services Inc. and current LNG Truck customer.

The San Pedro Bay Ports (The Ports), including Los Angeles and Long Beach, have achieved established goals for the ban of older, polluting diesel trucks and have publicly announced the collection of container fees starting February 18, 2009. The Ports have experienced challenges along the way in the form of lawsuits and injunction attempts from both the Federal Maritime Commission (FMC) and American Truckers Association (ATA). Despite both of these impediments, the Ports have continued their support of the Clean Trucks Program and expect to begin collecting the fees as planned. 2009 carries a number of key milestones for both Westport and the Ports, where the majority of the truck population are facing upgrades or replacement. According to the Ports, changes in this next stage include:
•	a ban on pre-1994 trucks by January 1, 2010 and
•	a requirement that trucks between the years 1994 and 2003 be retrofitted with an approved device to meet emission standards by January 2010 or be replaced with new trucks.

Westport is preparing for this opportunity by establishing and testing production assembly and working with suppliers to help ensure parts availability.

Results Conference Call

To coincide with the disclosure, Westport has scheduled a conference call for Wednesday, February 11, 2009 at 2:00 pm Pacific Time (5:00 pm Eastern Time). The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial: 866-507-1212 (North America Toll-Free) or 416-695-9712. To access the replay after the call, please dial 800-408-3053 or 416-695-5800 using the passcode # 3281630. The replay will be available until February 18, 2009, however, the webcast will be archived on Westport’s website. The real time webcast of the conference call can be accessed on the Westport website at www.westport.com by selecting “Investors” and then “Investor Overview” from the main menu. Replays will be available in streaming audio on the same website after the conclusion of the conference call.

To view Westport’s full Third Quarter FY2009 financials, please point your browser to the following link: http://www.westport.com/investor/financial.php.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas.  Cummins Westport Inc., Westport’s joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  BTIC Westport Inc., Westport’s joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport’s joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of celan air plans at the Port of Los Angeles and Long Beach, the acceptance of natural gas vehicles in fleet markets, the relaxation of waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

Inquiries:
Darren Seed
Director, Investor Relations
Westport Innovations Inc.
Phone: 604.718.2046
Email: invest@westport.com

Consolidated Financial Statements
(Expressed in thousands of Canadian dollars)

WESTPORT INNOVATIONS INC.

Three and nine months ended December 31, 2008 and 2007

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of Canadian dollars)
	December 31, 2008	March 31, 2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$48,205	$7,560
Short-term investments	40,643	15,202
Accounts receivable	8,991	7,028
Loan receivable	8,333	6,774
Inventories	12,048	9,020
Prepaid expenses	1,390	1,033
Current portion of future income tax assets	4,444	4,944
	124,054	51,561
Long-term investments	2,055	18,754

Equipment, furniture and leasehold improvements, net	7,828	3,685

Intellectual property, net	466	574

Future income tax assets	4,518	4,366

	$138,921	$78,940

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$9,691	$8,470
Current portion of deferred revenue	327	205
Demand instalment loan	5,036	5,776
Short-term debt	2,339	5,995
Current portion of long-term debt	21	54
Current portion of warranty liability	10,959	4,899
Obligation to issue warrants	-	4,000
	28,373	29,399
Warranty liability	12,225	4,258
Long-term debt	11,055	8
Deferred lease inducements	361	280
Deferred revenue	2,852	1,216
Joint Venture Partners’ share of net assets of joint ventures	11,425	13,983
	66,291	49,144
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
32,038,401 (2008 - 27,416,993) common shares	311,840	258,202
Other equity instruments	11,796	3,079
Additional paid in capital	5,225	5,097
Deficit	(259,175)	(247,460)
Accumulated other comprehensive income	2,944	10,878
	72,630	29,796

	$138,921	$78,940

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (unaudited) (Expressed in thousands of Canadian dollars, except share and per share amounts)
	Three months ended December 31		Nine months ended December 31
	2008	2007	2008	2007

Product revenue	$25,448	$15,488	$81,208	$43,969
Parts revenue	5,606	3,822	14,367	12,240
	31,054	19,310	95,575	56,209

Cost of revenue and expenses:
Cost of revenue	24,733	12,756	71,688	38,264
Research and development	7,754	5,940	22,022	16,459
General and administrative	2,432	1,849	6,100	4,137
Sales and marketing	3,991	2,289	10,763	6,372
Foreign exchange loss (gain)	13	(35)	679	962
Depreciation and amortization	519	380	1,407	1,106
Bank charges, interest and other	140	80	345	205
	39,582	23,259	113,004	67,505

Loss before undernoted	(8,528)	(3,949)	(17,429)	(11,296)

Loss from investment accounted for by the equity method	(259)	-	(842)	-
Interest on long-term debt and amortization of discount	(598)	-	(1,246)	(986)
Interest and other income	886	353	1,700	794
Gain on sale of investments	-	9,392	14,479	10,110

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	(8,499)	5,796	(3,338)	(1,378)

Income tax recovery (expense):
Current	(911)	(66)	(1,216)	(191)
Future	952	5,922	(3,732)	5,416
	41	5,856	(4,948)	5,225

Income (loss) before Joint Venture Partners’ share of income from joint ventures	(8,458)	11,652	(8,286)	3,847

Joint Venture Partners’ share of net income from joint ventures	(469)	(4,251)	(3,429)	(6,037)

Income (loss) for the period	$(8,927)	$7,401	$(11,715)	$(2,190)

Earnings (loss) per share:
Basic	$(0.28)	$0.28	$(0.39)	$(0.09)
Diluted	$(0.28)	$0.26	$(0.39)	$(0.09)

Weighted average common shares outstanding:
Basic	32,029,996	26,625,602	29,689,377	24,531,522
Diluted	32,029,996	28,442,865	29,689,377	24,531,522

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Income (Loss) (unaudited) (Expressed in thousands of Canadian dollars)
Three months ended December 31		Nine months ended December 31
2008	2007	2008	2007

Income (loss) for the period	$(8,927)	$7,401	$(11,715)	$(2,190)
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale securities, net of tax of $237 and $337 (2007 – $nil, $nil)	(1,186)	(107)	1,706	1,954
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $nil and $2,454 (2007 - $nil, $nil)	-	(6,481)	(12,119)	(7,199)
Cumulative translation adjustment	2,647	-	3,272	-
Reclassification of realized foreign exchange gain	(793)	-	(793)	-
	668	(6,588)	(7,934)	(5,245)

Comprehensive income (loss)	$(8,259)	$813	$(19,649)	$(7,435)

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Nine months ended December 31, 2008
						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	102,530	924	-	(352)	-	-	572
Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering	4,500,000	57,348	-	-	-	-	57,348
Share issue costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,200	480	-	-	1,680
Net loss	-	-	-	-	(11,715)	-	(11,715)
Other comprehensive loss	-	-	-	-	-	(7,934)	(7,934)

Balance, December 31, 2008 (unaudited)	32,038,401	$311,840	$11,796	$5,225	$(259,175)	$2,944	$72,630

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (continued) (Expressed in thousands of Canadian dollars, except share amounts) Year ended March 31, 2008
						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	Instruments	in capital	Deficit	income	equity

Balance, March 31, 2007	21,624,594	$232,830	$12,352	$5,301	$(239,865)	-	$10,618
Transitional adjustment on adoption of new accounting standards for financial instruments, net of tax of $3,370	-	-	-	-	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issue costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of Canadian dollars)
	Three months ended December 31		Nine months ended December 31
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operations:
Income (loss) for the period	$(8,927)	$7,401	$(11,715)	$(2,190)
Items not involving cash:
Depreciation and amortization	519	380	1,407	1,106
Stock-based compensation expense	505	157	1,680	566
Future income tax recovery	(952)	(5,922)	3,732	(5,416)
Change in deferred lease inducements	(78)	(65)	(244)	(186)
Gain on sale of investments	-	(9,392)	(14,479)	(10,110)
Joint Venture Partners’ share of net income from joint ventures	469	4,251	3,429	6,037
Loss from investment accounted for by the equity method	259	-	842	-
Interest on long-term debt and amortization of discount	(83)	-	565	986
Other	-	(149)	-	(149)
Changes in non-cash operating working capital:
Accounts receivable	(1,478)	(5,349)	(1,963)	(2,753)
Inventories	(1,080)	(2,885)	(3,006)	(3,889)
Prepaid expenses	(271)	(560)	(357)	(436)
Accounts payable and accrued liabilities	(1,185)	1,190	1,501	(313)
Deferred revenue	1,190	(45)	1,758	(170)
Warranty liability	7,217	868	14,027	796
	(3,895)	(10,120)	(2,823)	(16,121)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(1,476)	(288)	(5,484)	(531)
Proceeds on disposition of equipment, furniture, and leasehold improvements	-	396	-	396
Sale (purchase) of short-term investments, net	(15,850)	(13,915)	(25,441)	5,797
Disposition of long-term investments	-	16,092	19,379	17,211
Repayments (advances) on loans receivable	5,015	-	(1,559)	-
Investment in joint venture	-	-	(1,500)	-
Proceeds from joint venture partner	-	399	-	399
Leasehold inducement	-	-	325	-
	(12,311)	2,684	(14,280)	23,272
Cash flows from financing:
Issue of demand instalment loan	-	2,000	500	3,000
Repayment of demand instalment loan	(418)	(258)	(1,240)	(540)
Increase in short-term debt	-	3,965	170	3,965
Repayment of short-term debt	(2,078)	-	(4,627)	-
Repayment of other long-term debt	(45)	(6,759)	(96)	(6,796)
Issuance of debenture units	-	-	15,000	-
Finance costs incurred	-	-	(1,006)	-
Shares issued for cash	40	231	57,920	1,035
Share issue costs	-	(133)	(4,906)	(164)
Dividends paid to joint venture partner	(9,259)	-	(9,259)	-
	(11,760)	(954)	52,456	500
Effect of foreign exchange on cash and cash equivalents	4,134	-	5,292	-

Increase (decrease) in cash and cash equivalents	(23,832)	(8,390)	40,645	7,651
Cash and cash equivalents, beginning of period	72,037	17,743	7,560	1,702
Cash and cash equivalents, end of period	$48,205	$9,353	$48,205	$9,353

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (unaudited) (continued) (Expressed in thousands of Canadian dollars)

Three months ended December 31		Nine months ended December 31
2008	2007	2008	2007
(unaudited)	(unaudited)	(unaudited)	(unaudited)
Supplementary information:
Interest paid	$713	$53	$878	$126
Taxes paid	480	77	717	333
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	50	-
Shares issued on exercise of performance share units	23	49	23	337
Shares issued on conversion of debt	-	-	-	20,827
Shares issued for settlement of interest on convertible notes	-	-	249	553
Broker warrants issued with subordinated debt	-	-	283	-
Warrants issued to settle obligation to issue warrants	4,000	-	4,000	-